

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2014

Via E-mail
Taryn J. Naidu
Chief Executive Officer
Rightside Group, Ltd.
5808 Lake Washington Blvd., Suite 300
Kirkland, WA

> **Re:** **Rightside Group, Ltd.**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed February 14, 2014**
> **File No. 001-36262**

Dear Mr. Naidu:

We have reviewed your amended filing and response letter, and we have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. The reference to the prior comment is to the comment issued in our letter dated February 7, 2014.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form 10 Pursuant to Section 12(b)

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Revenue, page 89

1. We note your response to prior comment no. 7 indicates that you do not believe any supplemental disclosure or discussion of gross versus net presentation is necessary for investors to understand the economics of your business and revenue. However, we further note in your risk factors that your registrar business is materially dependent on third-party resellers. Please tell us what consideration was given to disclosing the amount of revenue earned from resellers.

You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Wray, Staff Attorney, at (202) 551-3483 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-mail
        Robert A. Koenig, Latham & Watkins LLP